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                             [LOGO CANADA NEWSWIRE]
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CERTICOM CORP.

CANADIAN QUOTES FROM TELENIUM                                   [CERTICOM LOGO]
CIC (TSE)
OTHER SYMBOLS
CERT (NASDAQ)

     ATTENTION BUSINESS/TECHNOLOGY EDITORS:

EXALINK LICENSES CERTICOM'S WTLS PLUS & SSL PLUS TO ENABLE SECURE WAP GATEWAY FOR M-COMMERCE SOLUTIONS

     High Performance Security Technology Allows Secure Wireless Transactions

     HAYWARD, CA, May 9 /CNW/ -- Certicom (Nasdaq: CERT & TSE: CIC), a leading provider of m-commerce security, and Exalink, the innovator of the first true wireless Internet platform for convergence of the wireless and Internet communities, today announced that Exalink has licensed Certicom's WTLS Plus(TM) and SSL Plus(TM) technologies to provide strong security for the Mega.Flow(TM) WAP gateway. By integrating Certicom's advanced technologies, the Mega.Flow Gateway enables wireless carriers to offer its users a complete, secure connection for mobile commerce ("m-commerce") services.

     "Exalink is dedicated to providing global wireless carriers with the most advanced, robust mobile Internet platforms available," said Rony Zarom, CEO and president of Exalink. "Integrating Certicom's state-of-the-art security solutions into our Mega.Flow resolves all privacy and security issues associated with the delivery of mobile services on a mass scale."

     Exalink is a leading global supplier of platforms for delivery of Internet-based services to all types of wireless devices. The company's Mega.Flow Gateway is a carrier-grade mobile Internet platform that supports multiple protocols and is designed to meet the evolution path of all wireless and Internet with future standards. Mega.Flow also enables wireless carriers to offer WAP services to a growing subscriber base, ensuring high availability, scalability, security and quality of service.

     Mega.Flow will allow network providers to offer value-added wireless services to mobile customers by ensuring secure communications from the end-user to existing e-commerce systems. Exalink licensed Certicom's industry-leading WTLS toolkit to provide full strength WTLS security, enabling secure connections from the mobile phone to the WAP gateway. SSL Plus will be utilized as a key component of the Mega.Flow offering by providing a secure link from the Gateway to today's e-commerce infrastructure.

     Certicom's encryption technology provides Exalink with significant performance and size advantages and is well suited to meet the specific demands of the wireless and constrained device, providing strong, high- performance security that is WAP compliant. The small code size of the WTLS Plus toolkit and straightforward interface also enables rapid development and seamless integration with Exalink's robust suite of wireless Internet related products.

     "The benefits of Exalink's sophisticated mobile Internet technologies are


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being recognized globally and adopted rapidly," said Richard Depew, Certicom executive vice president, field operations. "Exalink will now further enable customers with industry standard encryption and authentication via Certicom's leading WTLS & SSL products."

     About WTLS Plus

     WTLS Plus combines Certicom's ECC, SSL, and embedded platform expertise to offer a highly efficient security solution designed specifically for wireless environments. The toolkit provides for plug-and-play integration, enabling WAP developers to add WTLS functionality rapidly and with confidence to their servers and constrained devices. It reduces cost by substantially shortening development schedules and helps ensure that sensitive applications achieve the highest industry standards for security. Certicom provides both -- client and server -- software required for an interoperable WAP security solution. WTLS Plus is compliant with the WTLS 1.1 specification developed by the WAP Forum.

     About Mega.Flow

     Mega.Flow is a carrier-grade Mobile Internet Platform that enables wireless carriers to offer WAP services to a growing subscriber base, ensuring high availability, scalability, security and quality of service. Based on the Compact PCI telecom Standard, Mega.Flow offers a full solution on a rack, combining up to 14 WAP router boards, with built-in Enterprise edition in cluster configuration eXa.Rule Management systems, for service creation and network management. Built to be deployed in central office switching centers, the Mega.Flow offers scaleable service capacity as service traffic grows. The Mega.Flow product can be deployed along side remotely located eXa.Flow and eXa.Rule network products, to allow for distributed WAP deployment and roaming.

     About Exalink

     Exalink is a leading global supplier of platforms for delivery of Internet-based services to all types of wireless devices. The company offers a groundbreaking device-independent, policy-driven mobile Internet platform, consisting of eXa.Flow WAP gateways; eXa.Rule policy-based management system; and eXa.Application, an integrated suite of ready-to-deploy WAP applications. Exalink is a member of the WAP Forum. Exalink is a privately held, venture-backed company with offices in New York and Israel. For more information on Exalink and its products, please contact Valerie Christopherson by phone at +1-714-540-1030, via e-mail at vchristopherson(at)bockpr.com or visit the company's Web site at http://www.Exalink.com.

     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m- commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     Certicom and WTLS Plus and SSL Plus are registered trademarks of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the

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     acceptance of mobile and wireless devices and the continued growth of
     e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10. %SEDAR: 00003865E

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For further information: please contact: Lorraine Kauffman, Public Relations,
Certicom Corp., (510) 780-5417, Lkauffman(at)certicom.com; Valerie Christopherson, Public Relations, Exalink Media Relations, (714) 540-1030 vchristopherson(at)bockpr.com